53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

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July 9, 2013

VIA EDGAR AND HAND DELIVERY

Mr. Craig E. Slivka

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WCI Communities, Inc.
Registration Statement on Form S-1
Filed May 24, 2013
Pre-effective Amendments 1, 2 and 3 to Registration Statement on Form S-1 Filed May 28, May 30 and June 14, 2013
File No. 333-188866

Dear Mr. Slivka:

On behalf of our client, WCI Communities, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 4 to the above-captioned Registration Statement on Form S-1 (“Amendment No. 4”), which was initially filed with the Commission on May 24, 2013 (the “Registration Statement”).

Amendment No. 4 reflects certain revisions to the Registration Statement in response to the comment letter to Keith E. Bass, the Company’s President and Chief Executive Officer, dated June 20, 2013, from the staff of the Commission (the “Staff”).  For your convenience we are also providing five copies of Amendment No. 4, marked to show changes against Amendment No. 3 to the Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4.

Charles C. Reardon, Director Nominee, page 151

1.                                      Include employment dates for at least the past five years.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 153 of Amendment No. 4 to include the employment dates of Mr. Reardon for the past five years.

16. Stock-Based Compensation, page F-52

2.                                      We note your response to comment 22 from our letter dated June 6, 2013 but are unable to complete our evaluation of your response until the initial public offering price range has been disclosed and you have given effect to the stock split that is expected to occur before effectiveness.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff the initial public offering price range and stock split information.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-906-1281 or my colleague, Senet Bischoff, at 212-906-1834 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Keith E. Bass

Senet S. Bischoff

Frank J. Lopez